MARVELL TECHNOLOGY, INC.

1000 N. West Street

Suite 1200

Wilmington, DE 19801

September 7, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marvell Technology, Inc.

  Registration Statement on Form S-4 (File No. 333-259140)

  Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Marvell Technology, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-259140) and declare the Registration Statement effective as of Thursday, September 9, 2021, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (302) 295-4840, or Lillian Tsu of Hogan Lovells US LLP at (212) 918-3599 with any questions. Also, please notify Ms. Tsu when this request for acceleration has been granted.

Very truly yours,

MARVELL TECHNOLOGY, INC.

By:	/s/ Mitchel Gaynor
Name:	Mitchel Gaynor
Title:	Chief Administration and
Legal Officer and Secretary

cc:         Lillian Tsu, Hogan Lovells US LLP